401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

October 21, 2016

Mr. David L. Orlic

Special Counsel

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	BBX Capital Corporation
Amendment No. 1 to Schedule 13E-3
Filed September 30, 2016 by BBX Capital Corporation,
BFC Financial Corporation, BBX Merger Subsidiary LLC,
John E. Abdo, Jarett S. Levan, Seth M. Wise, Raymond S. Lopez, and
Alan B. Levan
File No. 005-43699

BFC Financial Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed September 30, 2016
File No. 333-213282

Dear Mr. Orlic:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to Raymond S. Lopez, dated October 13, 2016, relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) and Amendment No. 1 to Schedule 13E-3 (the “Schedule 13E-3”). For your convenience, we have repeated in bold type each comment contained in the Staff’s letter and set forth our response below each comment. Concurrently with our submission of this letter, Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes revisions in response to the Staff’s comments, and Amendment No. 2 to the Schedule 13E-3 are being filed via the Commission’s EDGAR system.

General

1.	We note your response to prior comment 4. Please clarify in your next response that if cash/stock elections are not required at or prior to the vote on the merger, you will conduct the process in accordance with the letters you cited in your response, including that there will be at least 20 business days between the mailing of election forms and the election deadline and that you will publicly announce the election deadline at least 5 business days prior thereto. Please also revise the disclosure to specify that security holders may withdraw or change their elections at any time prior to the election deadline.

This confirms that if the election deadline is after the vote on the merger agreement at the special meeting of shareholders of BBX Capital Corporation (“BBX Capital”), BBX Capital will conduct the election process in accordance with the letters cited in our September 30, 2016 response letter, including that there will be at least 20 business days between the mailing of election forms and the election deadline and that the election deadline will be publicly announced at least 5 business days prior to the election deadline.

In addition, in response to the Staff’s comment, the “Special Factors – Election Revocation and Changes” section of the Registration Statement has been revised in Amendment No. 2 to clarify that “An election may be revoked or changed . . . by written notice received by the exchange agent at any time prior to the election deadline.” (Emphasis added.) We also refer the Staff to page 23 of Amendment No. 2 and the question and answer on such page regarding the ability of BBX Capital’s shareholders to revoke or change their election after submitting an election form.

Reasons for the Merger; Fairness of the Merger, page 38

2.	We note your response to prior comment 14, regarding how the board of directors simultaneously considered the transaction to be fair on the basis that (i) BBX can engage in discussions with third parties regarding a superior proposal and (ii) the board of directors did not believe that alternative transactions with third parties were achievable. These two factors appear to directly contradict each other. Please revise.

In response to the Staff’s comment, this disclosure has been revised in Amendment No. 2. Specifically, the factors relating to BBX Capital’s rights to take certain actions in furtherance of pursuing a transaction which may constitute a “superior proposal” has been deleted in light of the control position of BFC Financial Corporation (“BFC”) and BFC’s indication that it was not interested in disposing of such position. However, we would note that as provided in the merger agreement, BBX Capital may terminate the merger agreement if a “superior proposal” is received.

Summary of Financial Presentation of Keefe, Bruyette & Woods, Inc…., page 57

3.	We note your revised disclosure in response to prior comment 20, however, Item 1015(b)(4) of Regulation M-A requires a description of any material relationship that is “mutually understood to be contemplated and any compensation received or to be received as a result of the relationship.” As such, please disclose with more specificity the method, or fee structure, payable to KBW or its affiliates for potential future transactions or financing arrangements involving a subsidiary of BFC.

In response to the Staff’s comment, additional disclosure has been included in Amendment No. 2 regarding the compensation which may be payable to KBW or its affiliates for potential future transactions or financing arrangements involving a subsidiary of BFC.

Projected Financial Information, page 61

4.	You do not appear to have included certain projections, including, by way of example only, 2016 EBIT and earnings projections for Bluegreen. Please include in the prospectus all projections and forecasts that are materially related to the transaction.

In response to the Staff’s comment, the “Special Factors—Projected Financial Information” section of the Registration Statement has been revised in Amendment No. 2 to include additional projections and forecasts, including, without limitation, 2016 EBIT and earnings projections for Bluegreen Corporation. We believe that all projections and forecasts that are materially related to the transaction have been included in Amendment No. 2.

We have attempted to address the comments raised by the Staff regarding the Registration Statement and Schedule 13E-3. If you have any questions or require any additional information, please feel free to contact me at (954) 940-4925. Thank you for your assistance.

Sincerely,

/s/ Raymond S. Lopez
Raymond S. Lopez
Executive Vice President and Chief Financial Officer

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